UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

James W. McKenzie, Jr.

Jeffrey P. Bodle

Kevin S. Shmelzer

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963 - 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 873379 101

1	Name of Reporting Persons Calvin H. Knowlton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,120,864 shares (1)

	8	Shared Voting Power 193,289 shares (2)

	9	Sole Dispositive Power 1,120,864 shares (1)

	10	Shared Dispositive Power 193,289 shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,314,153 shares (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.1% (3)

14	Type of Reporting Person IN

(1) Consists of (a) 357,007 shares of Common Stock of the Company held directly by Dr. Calvin Knowlton, (b) 337,307 shares of unvested restricted Common Stock held directly by Dr. Calvin Knowlton (c) 375,004 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of October 11, 2016 by Dr. Calvin Knowlton, and (d) 51,546 shares of Common Stock of the Company held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President and has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition thereof.

(2) Consists of (a) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton, (b) 51,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, and (c) 137,453 shares of Common Stock of the Company available for purchase by Drs. Calvin and Orsula Knowlton under a Repurchase Option Agreement with certain third party investors.  Drs. Calvin and Orsula Knowlton have shared voting and investment power over these securities.

(3)  Based on 15,812,892 outstanding shares of Common Stock of the Company as of October 4, 2016 (including shares issued in connection with the underwriters’ overallotment option to purchase up to 645,000 additional shares of Common Stock in connection with the Company’s initial public offering), as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP No. 873379 101

1	Name of Reporting Persons Orsula V. Knowlton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,077,667 shares (1)

	8	Shared Voting Power 193,289 shares (2)

	9	Sole Dispositive Power 1,077,667 shares (1)

	10	Shared Dispositive Power 193,289 shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,956 shares (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 7.9% (3)

14	Type of Reporting Person IN

(1) Consists of (a) 437,571 shares of Common Stock of the Company held directly by Dr. Orsula Knowlton, (b) 267,268 shares of unvested restricted Common Stock issued to Dr. Orsula Knowlton and (c) 372,828 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of October 11, 2016 by Dr. Orsula Knowlton.

(2) Consists of (a) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton, (b) 51,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, and (c) 137,453 shares of Common Stock of the Company available for purchase by Drs. Calvin and Orsula Knowlton under a Repurchase Option Agreement with certain third party investors.  Drs. Calvin and Orsula Knowlton have shared voting and investment power over these securities.

(3)  Based on 15,812,892 outstanding shares of common stock of the Company as of October 4, 2016 (including shares issued in connection with the underwriters’ overallotment option to purchase up to 645,000 additional shares of Common Stock in connection with the Company’s initial public offering), as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Tabula Rasa HealthCare, Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 228 Strawbridge Drive, Suite 100, Moorestown, NJ 08057.

Item 2.     Identity and Background

(a)         This Statement is filed by Calvin Knowlton and Orsula Knowlton, husband and wife (together, the “Reporting Persons”).

(b)         The business address of the Reporting Persons is 228 Strawbridge Drive, Suite 100, Moorestown, NJ 08057.

(c)          Calvin Knowlton is the Chief Executive Officer and Chairman of the Board of Directors of the Company.  Orsula Knowlton is the President and a member of the Board of Directors of the Company.

(d)         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

Immediately prior to the effectiveness of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Dr. Calvin Knowlton received a restricted stock award of 337,307 shares of the Company’s Common Stock.  All such shares of Common Stock will vest on May 31, 2017.  Upon the completion of the Company’s initial public offering on October 4, 2016, Dr. Calvin Knowlton received an award of 3,970 shares of the Company’s Common Stock, which shares vested immediately.

Immediately prior to the effectiveness of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Dr. Orsula Knowlton received a restricted stock award of 267,268 shares of the Company’s Common Stock.  All such shares of Common Stock will vest on May 31, 2017.  Upon the completion of the Company’s initial public offering on October 4, 2016, Dr. Orsula Knowlton received an award of 3,970 shares of the Company’s Common Stock, which shares vested immediately.

Upon the closing of the Company’s initial public offering on October 4, 2016, the Reporting Persons jointly purchased 4,290 shares of the Company’s Common Stock at the initial public offering price of $12.00 per share for aggregate consideration of $51,480.  The Reporting Persons used personal funds for the purchase of the Company’s Common Stock.

As co-founders of the Company, certain of the Reporting Persons’ shares of Common Stock were obtained through the exercise of stock options, warrants and other equity awards and instruments that were granted to the Reporting Persons during the course of their tenure as officers and/or directors of the Company.  On September 16, 2016, the Company effected a 1-for-1.94 reverse stock split for all such securities.

Item 4.     Purpose of Transaction.

As provided above, the Reporting Persons are co-founders, executive officers and directors of the Company.  As such, the Reporting Persons participate in meetings and decision-making of management of the Company and the Board of Directors. By virtue of their positions with the Company and their stock ownership, the Reporting Persons may be deemed to control the Company.  The Reporting Persons may from time to time develop plans respecting, or propose changes in, the management and personnel of the Company, composition of the Board of Directors, policies, operations, capital structure or business of the Company.  In addition to the foregoing, the Reporting Persons intend to review their holdings in the Company on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Company’s securities, the results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies, including, among other things: (a) continued ownership of the Company’s equity currently beneficially owned by the Reporting Persons; and (b) acquiring additional interests in or disposing of some or all of their interests in the Company in the open market, in privately negotiated transactions or otherwise.  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (b)         Dr. Calvin Knowlton beneficially owns 1,314,153 shares of Common Stock of the Company, constituting 8.1% of the 15,812,892 outstanding shares of Common Stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.  Dr. Orsula Knowlton beneficially owns 1,270,956 shares of Common Stock of the Company, constituting 7.9% of the 15,812,892 outstanding shares of Common Stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

Drs. Calvin and Orsula Knowlton are husband and wife, and may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other person.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by either Reporting Person that it is the beneficial owner of the shares of Common Stock beneficially owned by the other Reporting Person  referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

Dr. Calvin Knowlton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of  1,120,864 shares of Common Stock of the Company, which consist of (i) 357,007 shares of common stock held directly by Dr. Calvin Knowlton, (ii) 337,307 shares of unvested restricted stock held directly by Dr. Calvin Knowlton (iii) 375,004 shares of common stock issuable upon the exercise of options within 60 days of October 11, 2016 by Dr. Calvin Knowlton, and (d) 51,546 shares of common stock held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President.

Dr. Orsula Knowlton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,077,667 shares of Common Stock of the Company, which consist of (i) 437,571 shares of Common Stock of the Company held directly by Dr. Orsula Knowlton, (ii) 267,268 shares of unvested restricted stock issued to Dr. Orsula Knowlton and (iii) 372,828 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of October 11, 2016 by Dr. Orsula Knowlton.

Drs. Calvin and Orsula Knowlton have shared voting and investment power over 193,289 shares of Common Stock of the Company, which consist of  (i) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton, (ii) 51,546 shares of common stock held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively, and (iii) 137,453 shares of Common Stock available for purchase by Drs. Calvin and Orsula Knowlton under a Repurchase Option Agreement with certain third party investors.

(c)

Immediately prior to the effectiveness of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Dr. Calvin Knowlton received a restricted stock award of 337,307 shares of the Company’s Common Stock.  All such shares of Common Stock will vest on May 31, 2017.  Upon the completion of the Company’s initial public offering, Dr. Calvin Knowlton received an award of 3,970 shares of the Company’s Common Stock, which shares vested immediately.

Immediately prior to the effectiveness of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Dr. Orsula Knowlton received a restricted stock award of 267,268 shares of the Company’s Common Stock.  All such shares of Common Stock will vest on May 31, 2017.  Upon the completion of the Company’s initial public offering, Dr. Orsula Knowlton received an award of 3,970 shares of the Company’s Common Stock, which shares vested immediately.

Upon the closing of the Company’s initial public offering on October 4, 2016, the Reporting Persons jointly purchased 4,290 shares of the Company’s Common Stock at the initial public offering price of $12.00 per share for an aggregate consideration of $51,480.

On April 5, 2016, the Reporting Persons sold 343,642 shares of Common Stock of the Company and immediately thereafter entered into a Repurchase Option Agreement pursuant to which the Reporting Persons acquired the right to purchase from the other parties to the agreement an aggregate of 137,453 shares of the Common Stock of the Company at a price per share of $9.70 at any time on or before the date that is six (6) months following the date of the initial public offering of the Common Stock of the Company.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Persons.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 5, 2016, the Reporting Persons entered into a Repurchase Option Agreement (the “Repurchase Option Agreement”) with Diversified Private Equity Investors II, LP, a Delaware limited partnership, Diversified Private Equity Investors IV, LP, a Delaware limited partnership, Amberbrook VII, LP, a Delaware limited partnership, TDH Capital Partners, LP, a Pennsylvania limited partnership, Gulf View Investment Partners, LLC, a Delaware limited liability company, Stephen W. Harris, James M. Buck, III, and J.B. Doherty, pursuant to which the Reporting Persons acquired the right to purchase from the other parties to the agreement an aggregate of 137,457 shares of the Common Stock of the Company at a price per share of $9.70 at any time on or before the date that is six (6) months following the date of the initial public offering of the Common Stock of the Company.

Item 7.    Material to be Filed as Exhibits.

A.                                    Joint Filing Agreement between Calvin Knowlton and Orsula Knowlton.

B.                                    Repurchase Option Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016

/s/ Calvin H. Knowlton
Calvin H. Knowlton

/s/ Orsula V. Knowlton
Orsula V. Knowlton